Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
September 8, 2020
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	MEDICENNA THERAPEUTICS CORP
We are pleased to confirm that copies of the following proxy-related materials were mailed on September 4, 2020 to the Registered Securityholders and the Non-Objecting Beneficial Owners ("NOBO"):
1	Proxy with Request for Financial Statements - Registered Securityholders
2	Voting Instruction Form with Request for Financial Statements - NOBOs
3	Notice of Meeting Combined with Information Circular
4	Proxy Return Envelope
Yours truly,
TSX Trust Company
''Christopher de Lima''
Senior Relationship Manager
Christopher.delima@tmx.com

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